Morgan Stanley Institutional Fund, Inc.
1221 Avenue of the Americas
New York, NY 10020

May 29, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549

Attention:       Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc.
(File No. 033-23166)

Dear Mr. Greene:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 64 to the registration statement on Form N-1A for Morgan Stanley Institutional Fund, Inc. (the “Fund”) relating to two new portfolios of the Fund, the Disciplined Large Cap Value Active Extension Portfolio and Systematic Large Cap Core Active Extension Portfolio (the “Portfolios”), filed with the Securities and Exchange Commission on March 9, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 68 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 29, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                          Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR as correspondence separate from the registration statement filing.

Response 1.  This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS ON PROSPECTUS

Comment 2.                          Please describe the types of equity securities in which each Portfolio intends to invest.

Response 2.  The Portfolios have added disclosure stating that each Portfolio primarily invests in common stocks, but may also invest in preferred stocks, convertible securities and warrants.

Comment 3.                          Under the subsection “Approach,” please clarify whether the following statement refers to income:  “Selling a security short allows the Portfolio to earn a return from a stock.”

Response 3.  The reference to “return” refers to the potential for capital gains from short sales in which a Portfolio realizes a profit from the difference between (i) the proceeds realized from selling the borrowed securities; and (ii) the cost of replacing the borrowed securities upon closing out the short sale.  The Portfolios have clarified that selling a security short “potentially” allows a Portfolio to earn a return from a stock sold short.

Comment 4.                          Please clarify the following disclosure and further describe this strategy:  “Selling a security short allows the Portfolio to earn a return from a stock that the Adviser expects to underperform as well as enabling the Portfolio to establish additional long positions, while keeping the Portfolio’s net exposure to the market at a level similar to a traditional long only strategy.”

Response 4.  The Portfolios have added additional disclosure under “Approach” clarifying that each Portfolio, using its quantitative selection model and out of its relevant benchmark index, will purchase long securities that it believes are undervalued and sell short securities that it believes will underperform.  The Portfolios will then use the proceeds from the securities sold short to purchase additional long positions in securities that it believes are undervalued.  With the goal of a 130% in long postitions and 30% in short positions, the Portfolios will attempt to have a market exposure equivalent to a portfolio that is 100% long (i.e., the 130% long positions minus the 30% short positions).

Comment 5.                          Please clarify how the statement in Comment 4 is accurate if the Portfolios are selling securities short.

Response 5.  As discussed in the response to comment 4 above, the Adviser’s strategy attempts to establish long positions in securities in excess of net assets, while maintaining net long exposure (i.e., market value of long positions minus market value of short positions) to the equities markets at a level similar to a traditional long only strategy.  Each Portfolio has added additional disclosure to this effect under “Approach.”

Comment 6.                          Please explain what the “extension” part of this strategy refers to.

Response 6.  The term “active extension” refers to the ability of the Adviser to extend its investment approach beyond a traditional long only strategy through the use of short sales.  In a traditional benchmark-contrained, long only strategy, the ability to overweight and underweight postions in a portfolio is limited by each position’s relative size in the benchmark.  By selling short the 30% of the portfolio that the Adviser believes will underperform and using the proceeds to purchase additional long positions, the Adviser is able to overweight the long positions to an extent greater than their relative weight in the benchmark and, therefore, “actively extend” the long portfolio.

Comment 7.                          Please further explain how you achieve the 130% of this strategy.

Response 7.  Please see responses to comments 4 through 6 above.

Comment 8.                          Does the Disciplined Large Cap Active Extension Portfolio intend to concentrate its investments in any portion of the range of companies included in the Russell 1000 Value Index?  If so, please discuss in the prospectus.

Response 8.  The Disciplined Large Cap Active Extension Portfolio does not intend to concentrate its investments in any portion of the range of companies included in the Russell 1000 Value Index.

Comment 9.                          We note that the risks discuss the Portfolios’ intention to use leverage.  Please discuss this intention in the strategy section of the prospectus.

Response 9.  As discussed under “Risks,” the Adviser’s short sales strategy is effectively a leveraging of the Portfolios.  The Adviser’s short sales strategy is discussed extensively under “Approach.”  In addition, the Portfolios have added disclosure under “Approach” clarifying that short sales involve borrowing securities in anticipation of a decline in market price.

Comment 10.                   Please confirm that the Portfolios’ principal investment strategies are disclosed in the “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A and consider adding disclosure to clarify accordingly.

Response 10.  The Portfolios’ principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, which disclosure we believe conforms with the requirements of Form N-1A.

Comment 11.                   Consider moving up the discussion of the fees and expenses of investing in the Portfolios.

Response 11.  The discussion of the fees and expenses of investing in the Portfolios have been moved up to before the “Additional Risk Factors and Information” section.

Comment 12.                   Please consider revising the format of the Fees and Expenses table.

Response 12.  We respectfully acknowledge the comment; however, we believe that the current disclosure complies with the requirements of Form N-1A and is consistent with the format used by other currently effective Fund portfolios.

Comment 13.                   Please add the line item “Acquired Fund Fees and Expenses” as appropriate.

Response 13.  The Fund has estimated that it will not incur Aquired Fund Fees and Expenses for either of the Portfolios in an amount that requires disclosure pursuant to Item 3 of Form N-1A.

Comment 14.                   Consider moving the fees and expenses footnotes to after the Example.

Response 14.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating

Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 15.                   Confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 15.  The Adviser may not recoup or recapture waived fees.

Comment 16.                   Please confirm that the sentence at the end of the first paragraph of FN * is correct.

Response 16.  This sentence has been deleted.

Comment 17.                   In the “Portfolio Management” section, please clarify whether there are any other unnamed portfolio managers on the team and consider deleting the following disclosure:  “Members of the team collaborate on ideas to manage the Portfolio[s].”

Response 17.  Item 5(a)(2) requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio.”  While there are other portfolio managers on the Systematic Strategies team that may provide information and input relating to the management of the Portfolios, the listed portfolio managers are the ones that are primarily responsible for the day-to-day management of the Portfolios.  Therefore, we believe that listing the remainder of the portfolio managers that are not primarily responsible for the day-to-day management of the Portfolios is not required by Form N-1A and would be confusing to investors.  With respect to the sentence referenced in the comment, we respectfully acknowledge your comment; however, we believe that the current disclosure complies with Form N-1A.

Comment 18.                   Please supplementally disclose whether the Fund intends to use an affiliated securities lending agent and add disclosure as appropriate.

Response 18.  The Fund does not intend to use an affiliated securities lending agent.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

Comment 19.                   Please confirm that each Portfolio’s concentration policy set forth under Investment Limitation (8) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 19.  Although each Portfolio’s concentration policy set forth under Investment Limitation (8) refers to investments of more than 25% …”, each Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 20.                   Please clarify what the borrowings limitations are under the Investment Company Act.

Response 20.  The Portfolios have added additional disclosure regarding the limitations on borrowings found in the Investment Company Act.

Portfolio Management

Comment 21.                   In the “Portfolio Manager Compensation Structure” section, please disclose each Portfolio’s primary benchmark.

Response 21.  We respectfully acknowledge the comment; however, we believe that the current disclosure complies with the requirements of Form N-1A and is consistent with the format used by other currently effective Fund portfolios.

Comment 22.                   Reformat the portfolio manager disclosure for each Portfolio under the sub-caption “Other Accounts Managed by the Portfolio Managers” so as to present the information in tabular form.

Response 22.  We respectfully acknowledge your comment, but we believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-8687.  Thank you.

Best regards,

/s/ Edward Meehan, Jr.

Edward Meehan, Jr.